SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	1

MINUTES OF THE SIX HUNDRED AND TWENTIETH

MEETING OF THE BOARD OF DIRECTORS OF

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. – ELETROBRAS

NIRE 53300000859/CNPJ nº 00001180/0001-26

We hereby certify, for due purposes, that the Eletrobras Board of Directors held a meeting at the Company’s main office at Setor Comercial Norte, Quadra 04, Bloco “B”, nº 100, room 203 of the Centro Empresarial VARIG Building in  Brasília – DF on June 29, 2010, at 3 p.m. MÁRCIO PEREIRA ZIMMERMANN chaired the meeting and the following members were present: JOSÉ ANTONIO MUNIZ LOPES, ERENICE ALVES GUERRA, LUIZ SOARES DULCI, JOSÉ ANTONIO CORRÊA COIMBRA, ARLINDO MAGNO DE OLIVEIRA, VIRGÍNIA PARENTE DE BARROS and LINDEMBERG DE LIMA BEZERRA. Decision: DEL-167/2010. Capital Increase of Eletrobras with credit capitalization of the Advance for Future Capital Increase (AFACs). Res-642, 06.22.2010. The Board of Directors of Eletrobras, exercising the powers conferred upon it, DECIDED: 1. to approve a R$ 4,808,185,864.80 capital increase, which corresponds to the Advance for Future Capital Increase (AFAC) credits listed in Eletrobras’ financial statements for the period ended March31,2010. The total amount of the proposed capital increased shall be adjusted to include interest up to the day of the General  Extraordinary Meeting, calculated by applying the Selic rate to the total AFAC listed in The March 31, 2010 financial statements, as follows:

Investments	Value (R$)
Acquisition of shareholding participation in CEEE/CGTEE	4,309,380,664.98
Transmission Line Banabuí – Fortaleza - CE	72,747,730.74
Xingó Power-plant	204,397,833.02
Transmission Line in Bahia	31,995,782.64
Federal Electrification Fund – Law 5,073/66	189,663,853.42
TOTAL	4,808,185,864.80

2.  to determine that the capital increase will be realized by issuing additional common shares and Class B preferred shares, proportionate to the number of shares held by the shareholders, maintaining proportionality of the capital, pursuant to article 171 of Shareholding Law, and following the guidance to be delineated by the Major Shareholder – Government, in accordance to the Decree nº 7,162, of 04.29.2010. 2.1. each registered shareholder shall have preemptive subscription rights to an amount of offered shares proportionate to the number of shares held on the Day of the Meeting. 2.2. the subscription period will begin on the third workday after the Meeting has been held, in accordance with §4 of Article 171 of Law 6.404/76. 2.3. The subscription price of  offered shares shall be calculated based on the average daily trading price of the common shares or Class B preferred shares, weighted by the number of common shares or preferred shares traded in BOVESPA, over the 30 trading days prior to the Meeting, 3. to present to the Meeting the consequent amendment of Article 6 of the Company By-Laws, whose share capital will change from R$ 26,156,567,211.64 (twenty-six billion, a hundred and fifty-six million, five hundred and sixty-seven thousand, two hundred and eleven reais and sixty-four cents) to the capital resulting from the amount of shares which will be weighted as a result of the increase of the Advance for Future Capital Increase, adjusted up to the date of the Meeting and from the established price  which will be weighted for the mentioned increase of capital. 4. to condition the present deliberation to the publication in the Diário Oficial da União of the Presidential Decree authorizing the mentioned capital increase. 5. to determine that the Departments of Administration of Social Capital, Accounting and the General Secretariat adopt the necessary steps to comply with this Deliberation. Being there no more issues to be discussed, the Chairman of the Board deemed the works completed, determining the writing of these minutes, that, after duly read and approved, is undersigned by me,  AFRÂNIO ALENCAR MATOS Fº, Secretary of the Board, who wrote it.The other deliberations approved in this meeting were omitted from these drafts, as they are Corporate business, supported by the duty of secrecy of the Administration, in accordance to Article 155 of Law nº 6.404”, therefore, not subject to the rules stated in the sole paragraph of the Article 142 of the mentioned Law.

PR Av. Presidente Vargas, 409 –13º 22210-030 Rio de Janeiro - RJ Tel.: (21) 2514-6101 Fax: (21) 2514-5949	2

Brasília, June 29, 2010

AFRÂNIO DE ALENCAR MATOS Fº
General-Secretary of ELETROBRAS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 06, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.